UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

KINGLAKE RESOURCES, INC.

(Name of Company)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

49572R105

(CUSIP Number)

Jake Wei
Suite 500-666 Burrard Street,
Vancouver, BC, V6C 3P6 Canada
604-895-7412

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 49572R105

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pride Dragon Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Island
	7	SOLE VOTING POWER 1,950,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,950,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Company.

This statement relates to the common stock, par value $.00001 per share (the “Common Stock”), of Kinglake Resources, Inc., a Nevada corporation (the “Company”). The address of the Company's principal executive office is Suite
500-666 Burrard Street, Vancouver, BC, V6C 3P6 Canada.

Item 2. Identity and Background.
(a) This Schedule 13D is being filed by Pride Dragon Group Limited (“Pride”), a corporation organized under the laws of the British Virgin Island.

(b) The business address is 3-3-502 PuAnli, FengTai, Beijing, China.

(c) Jing Li is in voting control of Pride.

(d) During the past five years, Pride and Jing Li have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, Pride and Jing Li have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds and Other Consideration.
All of the shares subject of this filing were acquired in connection with the Share Exchange Agreement defined below. Jing Li holds voting control and dispositive control over Pride.

Item 4.  Purpose of Transaction.

On January 18, 2008 (the “Closing Date”), Kinglake Resources, Inc., (the "Registrant" or the "Company") completed a Share Exchange Agreement (the “Share Exchange Agreement”) dated December 23, 2007, with Orient Come Holdings Limited, a company organized under the laws of British Virgin Island (“Orient Come”) and Beijing K's Media Advertising Ltd. Co., a limited liability company organized under the laws of the People’s Republic Of China ("Chinese Advertisement Company” or “K’s Media”).  Pursuant to the terms of the Share Exchange Agreement, the shareholders of Orient Come (the “Orient Come Shareholders”) transferred to us all of the Orient Come shares in exchange for the issuance of 13,000,000 shares of our common stock (the “Acquisition”). As a result of the Acquisition, Orient Come became our wholly-owned subsidiary and the Orient Come Shareholders and/or their designated third parties acquired in the aggregate approximately 62% of our issued and outstanding stock.

Item 5. Interest in Securities of the Company.

(a) Pride is the beneficial owner of an aggregate of 1,950,000 shares of Common Stock, representing approximately 9.3% of the total outstanding shares of Common Stock of the Company.

(b) The following table indicates the number of shares as to which Pride has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

SOLE VOTING POWER 1,950,000
SHARED VOTING POWER 0
SOLE DISPOSITIVE POWER 1,950,000
SHARED DISPOSITIVE POWER 0

(c) Not applicable.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
None.

Item 7. Materials to be Filed as Exhibits.
Exhibit 2.1 Share Exchange Agreement dated December 23, 2007.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: February 6, 2008	By:	/s/ Jing Li
	Name:	Jing Li
	Title:	President